FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Financial Statements as of September 30, 2019 – Sect. 63 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on November 7, 2019

Buenos Aires, November 7, 2019

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Autonomous City of Buenos Aires

Subject: Financial Statements as of September 30, 2019

Dear Sirs,

Regarding Banco BBVA Argentina S.A.’s financial statements for the period ended September 30, 2019, approved by our Board of Directors on November 7, 2019, as per Minutes No. 5253, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

(Figures in thousands of Ps.)
1. Net Income for the Period

Net Income for the Period attributable to:

Controlling Company’s Shareholders	23,527,473
Non-controlling Interests	375,863
Total (a)	23,903,336

Other Comprehensive Income for the Period attributable to:

Controlling Company’s Shareholders	(3,581,267)
Non-controlling Interests	0
Total (b)	(3,581,267)

Total Comprehensive Income for the Period attributable to:

Controlling Company’s Shareholders	19,950,806
Non-controlling Interests	371,263
Total (a+b)	20,322,069

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

2. Shareholders’ Equity Breakdown

Capital Stock	612,660

Non-capitalized Contributions	6,735,977

Adjustments to Shareholders’ Equity	312,979

Reserves	28,488,024

- Legal Reserve	6,725,641

- Other Reserves	21,762,383

Unappropriated Retained Earnings	23,527,473

- Net Income for the Year	23,527,473

Other Comprehensive Income	(3,581,642)

Total Shareholders’ Equity attributable to Controlling Company’s Shareholders (c)	56,095,471

Total Shareholders’ Equity attributable to Non-controlling Interests (d)	2,449,316

Total Shareholders’ Equity (c+d)	58,544,787

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company’s controlling group as of September 30, 2019.

Shares	% over total capital stock

407,735,359	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company’s controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

BBVA BANCO FRANCES S.A.
Jorge D. Luna
Senior Vice-president acting as President

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 7, 2019	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer